PHIO PHARMACEUTICALS CORP.

11 Apex Drive, Suite 300A, PMB 2006

Marlborough, MA 01752

May 20, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phio Pharmaceuticals Corp.
Request to Withdraw Registration Statement on Form S-1
Filed May 17, 2024
File No. 333-279511

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Phio Pharmaceuticals Corp., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-279511) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2024, together with all exhibits thereto (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the Registration Statement was inadvertently filed as form type “S-1” instead of form type “S-3.” The Company intends to file a new registration statement on Form S-3 with the proper EDGAR codes to identify it as a filing on form type “S-3” shortly after submitting this request. The Registration Statement never became effective and the Company confirms that no securities have been sold pursuant to the Registration Statement. Furthermore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company respectfully requests your assistance in this matter. Please direct any questions regarding this application for withdrawal to Brandon Kinnard of Hogan Lovells US LLP at (303) 454-2477 or brandon.kinnard@hoganlovells.com.

Very truly yours,

PHIO PHARMACEUTICALS CORP.

By:	/s/ Robert J. Bitterman
Name: Title:	Robert J. Bitterman President and Chief Executive Officer